SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               PVAXX CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                    n/a
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                           1250 Turks Head Building
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                July 11, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                         13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry Stevens

     Jumik Investments, Inc.

     Nidacus Foundation

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC (The source of funds or consideration was the Company whose securities are being acquired)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

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                       7    SOLE VOTING POWER

     NUMBER OF              Henry Stevens                7,930
                            Nidacus Foundation       2,000,000
                            Jumik Investments, Inc. 16,613,815

      SHARES

                       -----------------------------------------------------
                       8    SHARED VOTING POWER

BENEFICIALLY OWNED BY       N/A
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

     EACH                   Henry Stevens                7,930
                            Nidacus Foundation       2,000,000
   REPORTING                Jumik Investments, Inc. 16,613,815

  PERSON WITH
                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     Henry Stevens                      7,930
     Nidacus Foundation             2,000,000
     Jumik Investments, Inc.       16,613,815

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Henry Stevens                       0.04%
     Nidacus Foundation                 10.00%
     Jumik Investments, Inc.            83.10%

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14   TYPE OF REPORTING PERSON*

     Henry Stevens                IN
     Nidacus Foundation           CO
     Jumik Investments, Inc.      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of PVAXX CORPORATION, a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 12730 New Brittany Blvd., Ft. Myers, FL 33907.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Henry Stevens, Nidacus Foundation and Jumik Investments, Inc. (the "Shareholders").

     (b) The business address of the Shareholders is

         C/O PVAXX CORPORATION,
         12730 New Brittany Blvd., Ft. Myers, FL 33907

     (c) The present principal occupation or employment of the Shareholder is set forth below:

     Henry Stevens             Officer and Director of Registrant
     Nidacus Foundation        Public Interest Corporation
     Jumik Investments, Inc.   Investment Company

The following table sets forth the membership of the Shareholders and ownership of their Leapfrog Smart Products, Inc. common stock:

Beneficial Ownership.

Henry Stevens                             0.04%
C/O PVAXX CORPORATION
12730 New Brittany Blvd.
Ft. Myers, FL 33907

Nidacus Foundation                       10.00%
c/o PVAXX CORPORATION
12730 New Brittany Blvd.
Ft. Myers, FL 33907

Jumik Investments, Inc.                  77.90%
c/o PVAXX CORPORATION
12730 New Brittany Blvd.
Ft. Myers, FL 33907

     (d) During the last five years, the Shareholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholders have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) Henry Stevens is a citizen of the United Kingdom.
         Nidacus Foundation was set up as a UK Public Interest Corporation. Jumik Investments, Inc. is a British corporation.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholders hold the securities described herein in connection with the issuance of PVAXX CORPORATION Common Stock, subsequently exchanged with Registrant Common Stock, pursuant to the Plan and Agreement of Share Exchange, attached as Exhibit 2.10 of the Registrant's Form 8-K filed with the Securities and Exchange Commission ("SEC") on July 11, 2000 and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholders hold the Common Stock as affiliates and/or officers of the Registrant.

     (a) The Shareholders may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholders do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholders do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholders do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholders do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholders do not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholders do not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholders do not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholders do not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholders do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholders beneficially own the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth below. The Shareholders have sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     (a) Number of Shares and Percentages of Common Stock Owned as of the date of this filing:

Henry Stevens                                 7,930           0.04%
C/O PVAXX CORPORATION
12730 New Brittany Blvd.
Ft. Myers, FL 33907

Nidacus Foundation                        2,000,000          10.00%
c\o PVAXX CORPORATION
12730 New Brittany Blvd.
Ft. Myers, FL 33907

Jumik Investments, Inc.                  16,613,815          77.90%
c\o PVAXX CORPORATION
12730 New Brittany Blvd.
Ft. Myers, FL 33907

     (b) The Shareholders have the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholders beneficially own the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholders have the authority to vote or direct the vote of the Shareholder's shares of Common
Stock of the Company.

Henry Stevens                 7,930            0.04%
Nidacus Foundation        2,000,000           10.00%
Jumik Investments, Inc.  16,613,815           77.90%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 24, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Henry Stevens, Nidacus Foundation and Jumik Invstments, Inc.

         /s/ Henry Stevens

         HENRY STEVENS

         /s/ Nidacus Foundation

         NIDACUS FOUNDATION

         /S/ Jumik Investments, Inc.

         JUMIK INVESTMENTS, INC.